Exhibit 99.1

Brookfield Asset Management Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2013 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on August 9, 2013 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS THREE-FOLD INCREASE IN FFO

•	FFO increased to $464 million or $0.68 per share

•	Net income increased 112% to $802 million or $0.31 per share

TORONTO, August 9, 2013 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced its financial results for the quarter ended June 30, 2013.

“Asset management fees increased 72% during the quarter and virtually all of our operating groups are performing well and positioned for growth. We closed a number of realizations and raised over $14 billion of fund commitments for new investments,” commented Bruce Flatt, CEO of Brookfield. “We are also seeing attractive opportunities to put money to work in all of our businesses.”

•	Funds from operations (“FFO”) for the second quarter of 2013 increased 192% to $464 million, or $0.68 per share.

•	Net income attributable to shareholders increased 67% during the second quarter to $230 million, or $0.31 per share.

•
The company’s annualized fee base increased 21% over March 31, 2013 to $932 million, including $557 million of annualized base management fees and incentive distributions, and $375 million of annualized carried interests, based on targeted fund returns.

•	Fee bearing capital in listed, private and public funds increased by $4 billion, increasing fee bearing capital under management to approximately $78 billion.

•	Subsequent to quarter end, our flagship private global opportunistic property fund was closed with total commitments of $4.4 billion.

•	Realizations of nearly $6 billion of proceeds were closed, which return significant cash to limited partners and increase our balance sheet resources.

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Financial Results
	Three months ended June 30		Six months ended June 30
US$ millions (except per share amounts)	2013	2012	2013	2012

Funds from operations for common shareholders1,2	$464	$159	$1,153	$674
Net income3	802	379	1,499	1,101

Per Brookfield share
Funds from operations1,2	$0.68	$0.20	$1.72	$0.97
Net income1	0.31	0.17	0.82	0.78

1.	Excludes amounts attributable to non-controlling interests
2.	Non-IFRS measure – see Basis of Presentation on page 3
3.	Consolidated basis – includes amounts attributable to non-controlling interests

Our financial results reflect substantial increases in asset management fees as a result of higher capital under management; improved hydrology levels and higher spot market power pricing in our renewable power operations; and higher prices and volumes related to operations with exposure to the continuing U.S. housing recovery.

FFO for Brookfield shareholders increased to $464 million. Disposition gains included in FFO were $58 million in the current quarter compared to disposition losses of $87 million in the comparable 2012 quarter. This excludes gains which will be booked on a number of realizations which were closed after quarter end and therefore will be recorded in the third quarter.

FFO and net income for the six months ended June 30, 2013 were $1,153 million and $1,499 million, both of which increased substantially over the same period in the prior year.

Operating Highlights

We expanded our asset management franchise.

Our fee-bearing capital under management increased to approximately $78 billion, up 30% from year end. We held a final close on our $4.4 billion global opportunistic property fund and have already invested $1.1 billion of this capital in European, Australian and North American commercial properties. We continue to move forward with fundraising initiatives for other real asset strategies, marketing five private funds. We hold nearly $10 billion of committed client capital that can be invested across our platforms.

Our flagship listed entities expanded their operations and are well positioned for future growth in cash distributions and net asset value, which will increase our performance fee income.

We generated additional liquidity through asset sales, equity issuance, fund formations and debt financings.

We sold investments in timberlands, a utility and a paper and packaging company at attractive valuations. This generated $4.2 billion in gross proceeds, and increases liquidity by approximately $2.0 billion after repayment of project debt and distributions to private fund clients. Our retail property operations raised a total of $1.6 billion through asset sales including a 50% interest in two Las Vegas shopping malls and, subsequent to quarter end, a minority interest in a Brazilian shopping centre company.

We continue to refinance debt at attractive long term rates. We refinanced $1.9 billion within our retail property portfolio, generating proceeds of $300 million, and $1.1 billion of refinancings in our commercial property portfolio, resulting in $500 million of proceeds.

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We increased cash flow with operational improvements in all of our major businesses.

Our infrastructure business recorded a significant increase in traffic on its Australian railway, where cash flow doubled year-over-year after an expansion of the network. Our renewable power business achieved higher prices on sales of uncontracted spot power and experienced significant cash contributions from U.S. hydroelectric and wind assets acquired in the past nine months.

The continued recovery in U.S. housing markets resulted in strong performance from a number of our private equity investments. We continued to renew the mix of stores in our retail portfolio, and signed new leases at rates that were 7% higher than expiring leases. We signed 2.0 million square feet of new leases in our office property business at rates that were 8% higher than the previous rents.

We invested in growth opportunities in all our major operating businesses, increasing the capital deployed by both our listed entities and private funds.

We announced or completed acquisitions and capital expansions during the quarter, deploying $1 billion of capital on behalf of clients and Brookfield shareholders. We expect these businesses will make a significant contribution to our future cash flows and value increases.

In our property business, we acquired a European warehouse company with significant growth potential, broke ground on an office tower in Perth, Australia and moved forward with plans to acquire a portfolio of office buildings in downtown Los Angeles. Subsequent to quarter end, we launched construction of a flagship 2.4 million square foot office project in Calgary, with a leading energy company as our lead tenant. Our retail property business is investing $900 million on renovations at 24 properties, including flagship malls in Hawaii, Nevada and Arizona.

Our infrastructure group expects to complete construction of an $830 million electrical transmission system in Texas this quarter. Our renewable power business continues to advance new hydroelectric and wind projects in North and South America. In our private equity business, we continue to harvest capital from housing related businesses, while we acquired a Canadian cold storage company, made a loan to a mining company and invested in a number of businesses with exposure to the U.S. natural gas market.

Dividend Declaration

The Board of Directors declared a quarterly dividend of US$0.15 per share (representing US$0.60 per annum), payable on November 30, 2013, to shareholders of record as at the close of business on November 1, 2013. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to funds from operations, which is a non-IFRS measure.

Funds from operations is defined as net income prior to fair value changes, depreciation and amortization, and deferred income taxes, and includes certain disposition gains that are not otherwise included in net income as determined under IFRS. Funds from operations also include the company’s proportionate share of equity accounted investments’ funds from operations. Brookfield uses funds from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

Funds from operations and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The company provides additional information on the determination of funds from operations and a reconciliation between funds from operations and net income attributable to Brookfield shareholders, in the Supplemental Information available at www.brookfield.com.

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Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended

June 30, 2013 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for the three and six months ended June 30, 2013, which have been prepared using IFRS.  The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

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Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

	June 30	December 31
(Unaudited) US$ millions	2013	2012
Assets
Cash and cash equivalents	$3,264	$2,850
Other financial assets	3,514	3,111
Accounts receivable and other	6,774	6,952
Inventory	6,348	6,581
Assets classified as held for sale	4,400	-
Investments	11,478	11,618
Investment properties	33,134	33,161
Property, plant and equipment	30,294	31,148
Sustainable resources	503	3,516
Intangible assets	5,184	5,770
Goodwill	1,676	2,490
Deferred income tax assets	1,651	1,665
Total Assets	$108,220	$108,862

Liabilities and Equity
Accounts payable and other	$9,873	$11,652
Corporate borrowings	3,361	3,526
Non-recourse borrowings
Property-specific mortgages	32,406	33,720
Subsidiary borrowings	8,357	7,585

Deferred income tax liabilities	6,024	6,425

Capital securities	940	1,191
Interests of others in consolidated funds	505	425
Liabilities associated with assets classified as held for sale	2,660	-
Equity
Preferred equity	3,098	2,901
Non-controlling interests in net assets	24,308	23,287
Common equity	16,688	18,150
Total Equity	44,094	44,338
Total Liabilities and Equity	$108,220	$108,862

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CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended		Six months ended
(Unaudited) For the period ended June 30 US$ millions (except per share amounts)	2013	2012	2013	2012
Revenues	$5,166	$4,425	$10,117	$8,464
Direct costs	(3,606)	(3,284)	(7,026)	(6,148)
	1,560	1,141	3,091	2,316
Equity accounted income	224	257	490	645
	1,784	1,398	3,581	2,961
Expenses
Interest	(668)	(614)	(1,323)	(1,269)
Corporate costs	(36)	(35)	(80)	(77)
Net income prior to valuation items and income tax	1,080	749	2,178	1,615
Valuation items
Fair value changes	465	(100)	526	243
Depreciation and amortization	(373)	(287)	(738)	(584)

Income tax	(370)	17	(467)	(173)
Net income	$802	$379	$1,499	$1,101

Net income attributable to:
Brookfield shareholders	$230	$138	$590	$554
Non-controlling interests	572	241	909	547
	$802	$379	$1,499	$1,101

Net income per share
Diluted	$0.31	$0.17	$0.82	$0.78
Basic	0.31	0.17	0.84	0.80

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1
	Three months ended		Six months ended
(Unaudited) For the period ended June 30 US$ millions	2013	2012	2013	2012
Net income prior to valuation items and income tax (see above)	$1,080	$749	$2,178	$1,615
Adjust for:
Fair value changes within equity accounted income	(23)	(111)	(91)	(362)
Current income taxes	(47)	(42)	(81)	(69)
Disposition gains not included in net income	86	(68)	436	223
	1,096	528	2,442	1,407
Non-controlling interest	(632)	(369)	(1,289)	(733)
Funds from operations1	$464	$159	$1,153	$674

Notes:

1.	Non-IFRS measure – see Basis of Presentation on page 3

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